Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.
8-2-337, Road No. 3, Banjara Hills,
Hyderabad - 500 034, Telangana,
India.
CIN : L85195TG1984PLC004507

Tel :+91 40 4900 2900
Fax :+91 40 4900 2999
Email : mail@drreddys.com
www.drreddys.com

January 6,2018

Corporate Relationship Department	National Stock Exchange of India Ltd.
BSE Limited	“Exchange Plaza”
Dalal Street, Fort	Bandra-Kurla Complex, Bandra (East),
Mumbai – 400 001	Mumbai – 400 051

Fax Nos.:	022-22723121 / 22723719 /	Fax Nos.:	022-26598120/ 26598237/
	22722037 / 22722039		26598238

Scrip Code: 500124	Scrip Code: DRREDDY-EQ

Dear Sirs,

Sub: Press Release

Please find enclosed a Press Release on “Dr. Reddy’s Laboratories Limited to present at the 36th Annual J.P. Morgan Healthcare Conference”.

This is for your information and record.

With regards,

/s/ Sandeep Poddar
Sandeep Poddar
Company Secretary

Encl: As above

CC:- New York Stock Exchange Inc.(Stock Code :RDY)

CONTACT
DR. REDDY'S LABORATORIES LTD.	Investor relationS	Media relationS
8-2-337, Road No. 3, Banjara Hills,	Saunak SAVLA	Calvin Printer
Hyderabad - 500034. Telangana, India.	saunaks@drreddys.com	calvinprinter@drreddys.com
	(Ph: +91-40-49002135)	(Ph: +91-40- 49002121)

Dr. Reddy's Laboratories Limited to present at the

36th Annual J.P. Morgan Healthcare Conference

Hyderabad, India, January 6, 2018	For Immediate Release

Hyderabad, India and Princeton, NJ, USA. January 6, 2018 — Dr. Reddy’s Laboratories Ltd (BSE: 500124, NSE: DRREDDY, NYSE: RDY) announced that the Company will be presenting at the 36th Annual J.P. Morgan Healthcare Conference in San Francisco, California.

Alok Sonig, Executive Vice President and Head, North America will present on Tuesday, January 9, 2018 at 2 p.m. (PST) [3:30 a.m. IST on January 10, 2018].

Presentation material will be available on the Company’s website www.drreddys.com

Biographical Information:

Alok Sonig is Executive Vice President (Global) and Head of the North America region for Dr. Reddy’s Laboratories. He is a member of the Global Management Council for the corporation. Alok joined Dr. Reddy’s in June 2012, running both the India-region in addition to Global Business Development. During his tenure, the India business delivered industry-leading growth and saw successful acquisitions and integration of strategically important businesses. Prior to joining Dr. Reddy’s, Sonig spent nearly 15 years at Bristol-Myers Squibb, where he held several leadership positions in general management, country leadership, global strategy and marketing, mostly based in the U.S. His last role was Vice President of Strategy in Princeton, New Jersey. Before joining Bristol-Myers Squibb, Sonig was based in Washington, D.C., where he spent several years as a management consultant working in various industries on strategy and innovation assignments, including health care, technology and telecommunications. Currently, he is a board member of the Association for Accessible Medicine. He holds a Bachelors of Engineering degree from Punjab Engineering College in India, as well as a Masters in Business Administration from American University in Washington, D.C. Sonig is married with two daughters and lives in the Princeton, New Jersey, area.

About Dr. Reddy’s: Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY) is an integrated pharmaceutical company, committed to providing affordable and innovative medicines for healthier lives. Through its three businesses - Pharmaceutical Services & Active Ingredients, Global Generics and Proprietary Products – Dr. Reddy’s offers a portfolio of products and services including APIs, custom pharmaceutical services, generics, biosimilars and differentiated formulations. Our major therapeutic areas of focus are gastrointestinal, cardiovascular, diabetology, oncology, pain management and dermatology. Dr. Reddy’s operates in markets across the globe. Our major markets include – USA, Russia & CIS and India. For more information, log on to: www.drreddys.com

Disclaimer: This press release may include statements of future expectations and other forward-looking statements that are based on the management’s current views and assumptions and involve known or unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words "may", "will", "should", "expects", "plans", "intends", "anticipates", "believes", "estimates", "predicts", "potential", or "continue" and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to without limitation, (i) general economic conditions such as performance of financial markets, credit defaults , currency exchange rates , interest rates , persistency levels and frequency / severity of insured loss events (ii) mortality and morbidity levels and trends, (iii) changing levels of competition and general competitive factors, (iv) changes in laws and regulations and in the policies of central banks and/or governments, (v) the impact of acquisitions or reorganization , including related integration issues.

The company assumes no obligation to update any information contained herein.